UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SCOTT, DOUGLAS E.
   10260 CAMPUS POINT DRIVE
   SAN DIEGO, CA  92121
2. Issuer Name and Ticker or Trading Symbol
   SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   OCTOBER 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |10/22/|S   | |4,000             |D  |$19.99     |56,860 (1)         |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |      |    | |                  |   |           |3,419 (1)(2)       |I     |By 401(k) Plan             |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |      |    | |                  |   |           |15,494 (1)(3)      |I     |(4)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Class A)|$3.93 (1|     |    | |           |   |3/27/|3/26/|Class A Comm|12,000 |N/A    |12,000 (1)  |D  |            |
 (right to buy)       |)       |     |    | |           |   |96 (5|00   |on Stock    |(1)    |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Class A)|$4.8325 |     |    | |           |   |2/9/9|2/8/0|Class A Comm|6,000 (|N/A    |6,000 (1)   |D  |            |
 (right to buy)       |(1)     |     |    | |           |   |7 (5)|1    |on Stock    |1)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Class A)|$4.8325 |     |    | |           |   |3/29/|3/28/|Class A Comm|12,000 |N/A    |12,000 (1)  |D  |            |
 (right to buy)       |(1)     |     |    | |           |   |97 (5|01   |on Stock    |(1)    |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Class A)|$6.49 (1|     |    | |           |   |2/7/9|2/6/0|Class A Comm|6,000 (|N/A    |6,000 (1)   |D  |            |
 (right to buy)       |)       |     |    | |           |   |8 (5)|2    |on Stock    |1)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Class A)|$6.49 (1|     |    | |           |   |2/7/9|2/6/0|Class A Comm|8,000 (|N/A    |8,000 (1)   |D  |            |
 (right to buy)       |)       |     |    | |           |   |8 (5)|2    |on Stock    |1)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Class A)|$6.49 (1|     |    | |           |   |3/28/|3/27/|Class A Comm|16,000 |N/A    |16,000 (1)  |D  |            |
 (right to buy)       |)       |     |    | |           |   |98 (5|02   |on Stock    |(1)    |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Class A)|$9.7825 |     |    | |           |   |3/20/|3/19/|Class A Comm|12,000 |N/A    |12,000 (1)  |D  |            |
 (right to buy)       |(1)     |     |    | |           |   |99 (5|03   |on Stock    |(1)    |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Class A)|$17.455 |     |    | |           |   |3/22/|3/21/|Class A Comm|20,000 |N/A    |20,000 (1)  |D  |            |
 (right to buy)       |(1)     |     |    | |           |   |00 (5|04   |on Stock    |(1)    |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On August 31, 1999, the Class A Common Stock of SAIC split 4-for-1. The end-of-period holdings and all stock options have been adjusted to reflect the stock
split.
(2) During the period of April 1, 1999 through September 30, 1999, the reporting person acquired 52 shares of
SAIC Class A Common Stock under the SAIC 401(k) Plan, as adjusted to reflect the stock split. The balance is pursuant to the reporting person's most recent account statement available.
(3) During the period of January 1, 1999 through March 31, 1999, the reporting person acquired 439 shares of
SAIC Class A Common Stock under the SAIC Employee Stock Retirement Plan, as adjusted to reflect the stock split.
 The balance is pursuant to the reporting person's most recent account statement available.
(4) By SAIC Employee Stock Retirement
Plan.
(5) The option is exercisable according to the following annual vesting schedule: 20% in years 1, 2 and 3 and 40%
in year
4.
SIGNATURE OF REPORTING PERSON
By: D. Garrett, Attorney-in-fact, for D.E. Scott
DATE
November 8, 1999